EXPENSE LIMITATION AGREEMENT

FOR CLARITY FUND, INC.

THIS AGREEMENT, dated as of September 1, 2011, is made and entered into by and between Clarity Fund, Inc., a Nebraska corporation (the “Corporation”), on behalf of its series the Clarity Fund (the “Fund”), and Clarity Capital Management, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser pursuant to anAdvisory Agreement between the Corporation, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Corporation and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Corporation and the Adviser hereby agree as follows:

1.Through March 31, 2013, the Adviser agrees to limit its fees and/or reimburse other expenses of the Fund to the extent necessary to limit the Total Annual Fund Operating Expenses to an amount that is no greater than 1.50% per annum.

2.Notice is hereby given that this Agreement is executed by the Corporation on behalf of the Fund by an officer of the Corporation as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Board of Directors, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

3.This Agreement may only be amended or terminated by the Board of Directors of the Corporation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CLARITY FUND, INC.

CLARITY CAPITAL MANAGEMENT, INC.

on behalf of its series the

Clarity Fund

By:        ____/s/_____        _

_                      By:        _______/s/_____

Name:    Scott Raecker____

Name: Brad Peyton

Title:  Chair

Title:  President